Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX INCREASES NEW BANK LOAN TO U.S.$1.87 BILLION AND SUCCESSFULLY CONCLUDES AMENDMENT TO FACILITIES AGREEMENT

•	Incremental amount further extends CEMEX´s debt maturity profile and reduces cost of debt

MONTERREY, MEXICO, NOVEMBER 3, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has received U.S.$515 million of commitments from banks that have agreed to join the credit agreement entered into on September 30, 2014 (the “Credit Agreement”).

Following the completion of customary closing conditions, the banks that provided the new commitments will accede the Credit Agreement as additional lenders, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion.

The incremental amount raised will be applied to partially prepay the Facilities Agreement dated September 17, 2012 (as amended from time to time, the "Facilities Agreement") and to pay other debt. After the prepayment of the Facilities Agreement, the remaining outstanding amount under this facility will be reduced to approximately U.S.$2.05 billion, scheduled to mature in 2017.

Additionally, CEMEX announced it has obtained the required consents to amend the Facilities Agreement so the covenants and undertakings under this facility are conformed to those of the Credit Agreement. The main amendments include:

•	The amounts allowed for capital expenditures are increased from U.S.$800 million to U.S.$1 billion per year;

•	The amounts allowed for permitted acquisitions and investments in joint ventures are increased from U.S.$250 million to U.S.$400 million per year;

•	The restrictions on asset swaps are eliminated; and

•	A new mandatory prepayment regime that eliminates the cash sweep covenant and provides CEMEX with more discretion to use its cash is introduced.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release. Terms like “capital expenditures”, permitted acquisitions” and “permitted investments” have the meaning ascribed to them in the Facilities Agreement and in the Credit Agreement.